

Mail Stop 3561

September 14, 2017

Douglas McCrosson
President and Chief Executive Officer
CPI Aerostructures, Inc.
91 Heartland Boulevard
Edgewood, NY 11717

> **Re:** **CPI Aerostructures, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 22, 2017**
> **File No. 333-220090**

Dear Mr. McCrosson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise whether you believe you are eligible to conduct a primary offering pursuant to General Instruction I.B.1 of Form S-3. If so please provide us with your basis for that conclusion. If you do not meet that public float requirement and intend to rely instead upon General Instruction I.B.6 of Form S-3, please revise to include the information required by Instruction 7 on the prospectus cover page.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3217 with other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Paul Lucido, Esq.
       Graubard Miller